Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information — §227.201(a)

Company Legal Name:	EncrypGen Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	01/02/2018
Form of Organization:	Corporation
Physical Address:	3502 Bimini Lane, Apt D2, Pompano Beach, FL 33066
Issuer Website:	https://encrypgen.com/

Directors and Officers of the Company — §227.201(b)

Name:	Title:	Start Date:
David Koepsell	Founder & CEO	01/2017
Monica Sandoval	Chief Marketing Officer	06/2017

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares — §227.201(c)

Name of Holder	Share Class	Percentage Held

David Koepsell	Common Shares	100%

Description of Company's Business — §227.201(d)

EncrypGen's Gene-Chain uses a blockchain to help privately store users' genetic data and associate it with user- supplied metadata such as that collected by genetic testing companies so that users can store and sell their de-identified data directly to researchers in exchange for DNA, a cryptocurrency they can then exchange for money. EncrypGen takes only 10% or less of the price of the sale as a commission (which can be shared with partners).

There is no cost for users to upload their data and create a profile, and data buyers buy data with DNA which can also be purchased from us, or on any number of third-party markets. EncrypGen offers an extensible survey system for researches to expand upon user-submitted profiles, allowing the most flexible data-gathering mechanism, anonymized by our blockchain and identified at sale.

Please refer to business plan document attached under Exhibit G.

Number of Employees — §227.201(e)

Number of Employees:	4

Risks & Disclosures — §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as EncrypGen Inc. (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, the technologies upon on which a network (the "Network") will be developed, and offerings of Tokens, is uncertain, and new regulations or policies may materially and adversely affect the development and the value of the Tokens.

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, the technologies upon on which Network will be developed, is uncertain, and new regulations or policies may materially and adversely affect the development and the value of the Company.

Regulation of digital assets, cryptocurrencies, blockchain technologies, cryptocurrency exchanges and the technologies the Company will utilize to develop the Network, is currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them, and will vary significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of tokens generally and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the Tokens to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies, and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect such technologies. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Company's business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the financial performance of the Company.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Tokens.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Tokens will rely, is subject to a high degree of uncertainty. The cryptocurrency and crypto securities industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the tokens.

Developments in regulation in the U.S. or other countries may alter the nature of our business or restrict the use of blockchain assets or the operation of a blockchain network upon which the Company relies in a manner that adversely affects our business.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire and North Carolina, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. Both the Department of the Treasury and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies like Bitcoin. The IRS released guidance treating Ether as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

Developments in foreign regulation, corporate and commercial laws may alter the nature of our business or restrict the use of blockchain assets or the operation of a blockchain network upon which the Company relies in a manner that adversely affects our business.

Blockchain networks currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Ethereum Network and its users, particularly Ethereum Exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change or ether is impossible to predict, but such change could be substantial and adverse to our business.

Insured Risk/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Financial Statement Risk

Unless otherwise indicated, the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections

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and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

• Local, regional, national, or global economic recessions;
• Changes in capital market conditions and the Company's ability to obtain future funding;
• Changes or declines in employment within the Company and outside the Company;
• Domestic or international tax policy changes;
• Domestic and global political conditions;
• Wars, natural disasters and other potential crises;

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000	01/20/2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$107,000	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

The Company will use the money raised for general offering expenses, hiring additional advisors, and working capital. The biggest focus is for the Company to use the funds to market the platform and its features and implement techniques to acquire more users.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses	$2,400	$10,272
Portal Fees	$1,500	$6,420
Working Capital	$2,400	$10,272
Marketing/User Acquisition	$15,100	$64,628
Advisors	$3,600	$15,408
Total Proceeds:	**$25,000**	**$107,000**

Irregular use of proceeds:

Does the Company have any irregular use of proceeds? **No**

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Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Notwithstanding the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z), investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities — §227.201(l)

The Company is offering a Convertible Promissory Note investment, which will be referred to as the "Convertible Note." The Convertible Note issued by the Company will have a valuation cap of $6,000,000, with a discount rate of 20%.

Ownership and Capital Structure — §227.201(m)

The Offering:

Company: EncrypGen Inc.
Address: 3502 Bimini Lane, Apt D2, Pompano Beach, FL 33066
State of Organization: Delaware
Date Company was Formed: 01/02/2018

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $50,000
Security Type: Convertible Note
Type of Equity Converted Into: Preferred Stock
Conversion Trigger: Automatic conversion will occur if financing happens on or prior to maturity date.
Maturity Date: 2 years
Valuation Cap: $6,000,000
Discount Rate: 20%
Annual Interest Rate: 7%
Shareholder Voting Rights: None
Shareholder Voting Right Limitations: None

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	100%	5,000,000	Yes

Summary of differences between security offered and outstanding securities:

The securities offered here are in the form of a Convertible Promissory Note, with a specified maturity date, interest rate, and valuation cap. These instruments will allow investors to convert its investment into shares of preferred stock in accordance with conversion terms outlines in the agreement.

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In the past, the Company has raised money under the Regulation D exemption, issuing securities in the form of a Simple Agreement For Future Tokens, an agreement that is different from the securities offered here. Under the terms, the Company would allow investors to purchase tokens in the future.

Overall, the Company also has other shareholders, holding common stock in the Company. Such stock may allow its holders to voting rights, that are not otherwise afforded under securities issued in this offering.

Additional Risk Statements:

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the Company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors

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acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Capital Resources and Material Terms of Debt - §227.201(p)

Self-financing for $5,000 per month for salaries indefinitely.

Other Exempt Offerings within the Last 3 Years - §227.201(q)

None.

Transactions between the Company and "Insiders" - §227.201(r)

None.

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes.

Historical Financial Highlights:

The Company anticipates that the demand for crypto currency is expected to increase due to the economic conditions created by COVID-19. Confidence in crypto currency will become more concrete as printing money may decrease its value and lead to higher inflation rates. Because of this, potential customers will be more inclined to use crypto currency on the Company's platform to sell and receive their personal genetic data.

If COVID-19 continues to impact the economy to the extent it currently has, the potential recession indicates that crypto currency will become a more viable alternative, increasing confidence of investors in crypto currency markets.

The Company has infusions totaling $500,000 for 2017-2018, and a taxed sale of tokens as assets (not securities) that gave the company a taxable "profit" of $1.2 million U.S. in 2017, which it used to complete its product roadmap.

Prior to COVID-19, the Company had made its cash flow projections and relevant adjustments to its provided financials in its regular course of business. However, the company predicts to adjust these projections that more closely relate to the economic state created by COVID-19. The Company foresees that the economy will assist in increasing its user base, as tokens will be more widely accepted as currency. The Company also anticipates future financials to reflect increased revenues through higher acquisition of users desiring to use this alternative currency.

Financial Projections:

Standard sales and user base growth will be supplemented by active studies which will take effectively marketing costs against future sales. These will bring sales form existing and new users and add to overall sales. The Company anticipates 5 active studies in Year 1 reaching 7,500 in total users each (for 37,500 users) of which 65% would be new users where marketing is a cost of sale. 10 studies in Year 2 and 15 studies in Year 3.

Assuming a $25 commission per user per year, or $2.08 per month per user, and 25K users in projected year 1; Assuming 75,000 users for 200% growth in year 2 and 150,000 users for 100% growth in year 3, our unit sales projections are as follows: Year 1 - 300,000 units; Year 2 - 900,000 units; Year 3 - 1,800,000 units; Year 4 - 3,150,000 units; Year 5 - 4,725,000.

Historical Issuer Financial Statements - §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events - §227.201(u)

Required Statement

A company/issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No.

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not previously failed to file the reports required by Regulation CF associated with prior raises.